# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PowerFleet, Inc., CIK 0001774170
CUSIP: 73931J109
Title of class of securities: Common Stock, par value $.01 per share
Address of issuer's principal executive offices: 123 TICE BLVD., Woodcliff Lake, New Jersey (NJ), 07677
Date of event which requires filing of this statement: 02/21/2025
Amends the filing with accession number 0001214659-24-008408
Filed by CIK 0001588456
Persons authorized to receive notices and communications: Mr. Chad Atkins, Private Capital Management, LLC, 8889 Pelican Bay Boulevard, Suite 500, Naples, Florida (FL), 34108, 239-254-2500

## Reporting persons
- Private Capital Management, LLC (CIK 0001588456): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 2,962,631; shared voting power 3,822,805; sole dispositive power 2,962,631; shared dispositive power 3,822,805; aggregate amount beneficially owned 6,785,436 (5.12% of the class)
- Gregg J. Powers: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 718,571; shared voting power 6,785,436; sole dispositive power 718,571; shared dispositive power 6,785,436; aggregate amount beneficially owned 718,571 (.54% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $.01 per share
Name of issuer: PowerFleet, Inc.
Address of issuer's principal executive offices: 123 TICE BLVD., Woodcliff Lake, New Jersey (NJ), 07677

## Item 2. Identity and Background
Name of person filing: Private Capital Management, LLC ("PCM", "Reporting Person 1") and Gregg J. Powers ("Reporting Person 2"), the CEO and Portfolio Manager of PCM. Reporting Person 1 shares include 39,722 shares of Common Stock purchased and held by PCM employees other than Mr. Powers. PCM and Mr. Powers are collectively referred to as the "Reporting Persons". Mr. Powers disclaims beneficial ownership of the shares held by PCM and PCM employees. The Reporting Persons disclaim the existence of a group with respect to any third party.
Residence or business address: 8889 Pelican Bay Boulevard, Suite 500, Naples, FL 34108
Present principal occupation or employment: PCM is a registered investment adviser under the Investment Advisers Act of 1940. PCM has the power and authority to make decisions to buy and sell securities on behalf of its clients. Mr. Powers, as CEO and Portfolio Manager of PCM, has the authority to direct the actions of PCM including decisions to buy and sell stock held by PCM clients. Mr. Powers is also the owner of the general partner of PCM's holding company parent.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors). None of the Reporting Persons has, during the last five years, been a party to any civil proceeding before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: PCM is a limited liability corporation organized under the laws of the State of Delaware. Mr. Powers is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
PCM has acquired shares of Common Stock at an aggregate purchase price of $23,342,103 on behalf of its investment advisory clients. Funds for these purchases were derived from PCM clients. PCM employees other than Mr. Powers acquired Common Stock with their personal funds at an aggregate purchase price of $158,773.

Mr. Powers acquired 718,571 shares of Common Stock at an aggregate purchase price of $4,077,766 which were acquired with his personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
PCM has acquired shares of Common Stock in the normal course of its business as a registered investment adviser investing Client assets on a fully discretionary basis. The Reporting Persons hold the Common Stock of the Company for investment purposes. On April 29, 2024, an employee of PCM - Andrew Martin - was appointed to the Board of Directors of the Issuer. Depending on the factors discussed herein, a Reporting Person may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by a Reporting Person. Any actions the Reporting Person might undertake will be dependent upon the Reporting Person's review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Company's business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, PCM client liquidity needs, and other future developments. Any future acquisitions or sales of Common Stock will be subject to the Issuer internal trading policies, as applicable.

Other than as described above, the Reporting Persons do not have any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the issuer;
(f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes to its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;
(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
(h) Causing a class of securities of the issuer to be delisted form a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j) Any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained in the cover pages of the Reporting Persons filed herewith is incorporated herein.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in the cover pages of the Reporting Persons filed herewith is incorporated herein.
Transactions in the class effected during the past sixty days: The Reporting Persons acquired all of the shares of the Issuer pursuant to the purchase of Common Stock. All purchases and sales in the last 60 days are attached to this schedule. All purchases of Common Stock by PCM with the last 60 days were for PCM clients. Mr. Powers has not purchased any shares within the last 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Not applicable.

*PCM exercises shared voting authority with respect to shares held by those PCM clients that have delegated proxy voting authority to PCM. Such delegation may be granted or revoked at any time at the client's discretion.

**PCM disclaims beneficial ownership of shares over which it has dispositive power and disclaims the existence of a group.

The Reporting Persons previously filed an initial Schedule 13D on May 6, 2024.

## Signatures
- Private Capital Management, LLC: Chad Atkins, President, General Counsel and CCO (02/21/2025)
- Gregg J. Powers: Gregg J. Powers, CEO & Portfolio Manager, Private Capital (02/21/2025)